                                                                       EXHIBIT 1

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to "we", "us", "the company" or "STATS" are to ST Assembly Test Services Ltd, a company organized under the laws of the Republic of Singapore.

In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to U.S. dollars, references to "S$" are to Singapore dollars and references to "NT$" are to New Taiwan dollars. References to a particular "fiscal year" are to the Company's fiscal year ended December 31 of that year.

The Company's financial statements are presented in accordance with United States generally accepted accounting principles ("US GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.
Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1.  FINANCIAL STATEMENTS


                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                               COMPREHENSIVE LOSS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                FOR THE THREE MONTHS ENDED SEPTEMBER 30,
                                                                ----------------------------------------
                                                                  2001                            2002
                                                                --------                        --------


Net revenues                                                    $ 28,049                        $ 63,143
Cost of revenues                                                 (50,021)                        (65,102)
                                                                --------                        --------
Gross loss                                                       (21,972)                         (1,959)
                                                                --------                        --------
Operating expenses:
 Selling, general and administrative                               7,939                           9,236
 Research and development                                          3,816                           4,983
 Others, net                                                          28                             402
                                                                --------                        --------
    Total operating expenses                                      11,783                          14,621
                                                                --------                        --------
Operating loss                                                   (33,755)                        (16,580)

Other income (expense):
 Interest income (expense), net                                    1,161                          (1,842)
 Foreign currency exchange loss                                     (562)                         (1,260)
 Other non-operating income, net                                     840                             525
                                                                --------                        --------
 Total other income (expense)                                      1,439                          (2,577)
                                                                --------                        --------
Loss before income taxes                                         (32,316)                        (19,157)
Income tax benefit (expense)                                        (122)                          1,619
                                                                --------                        --------
Net loss before minority interest                                (32,438)                        (17,538)
Minority interest                                                    139                             (90)
                                                                --------                        --------
Net loss                                                        $(32,299)                       $(17,628)
                                                                --------                        --------

Other comprehensive income (loss):
 Unrealized gain on available-for-sale
  marketable securities                                               40                             132
 Foreign currency translation adjustment                               -                          (1,102)
                                                                --------                        --------
Comprehensive loss                                              $(32,259)                       $(18,598)
                                                                ========                        ========

Basic net loss per ordinary share                               $  (0.03)                       $  (0.02)
Diluted net loss per ordinary share                             $  (0.03)                       $  (0.02)
Basic net loss per ADS                                          $  (0.33)                       $  (0.18)
Diluted net loss per ADS                                        $  (0.33)                       $  (0.18)

Ordinary shares (in thousands) used in per
 ordinary share calculation:
- basic                                                          989,608                         992,073
- effect of dilutive options                                           -                               -
                                                                --------                        --------
- diluted                                                        989,608                         992,073
                                                                ========                        ========

ADS (in thousands) used in per ADS calculation:
- basic                                                           98,961                          99,207
- effect of dilutive options                                           -                               -
                                                                --------                        --------
- diluted                                                         98,961                          99,207
                                                                ========                        ========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                               COMPREHENSIVE LOSS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                     FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                                     ---------------------------------------
                                                                           2001                      2002
                                                                           ----                      ----
Net revenues                                                             $ 111,943                 $ 153,806
Cost of revenues                                                          (165,764)                 (178,361)
                                                                         ---------                 ---------
Gross loss                                                                 (53,821)                  (24,555)
                                                                         ---------                 ---------
Operating expenses:
  Selling, general and administrative                                       28,633                    27,086
  Research and development                                                  10,839                    13,671
  Others, net                                                                  110                       551
                                                                         ---------                 ---------
    Total operating expenses                                                39,582                    41,308
                                                                         ---------                 ---------
Operating loss                                                             (93,403)                  (65,863)
Other income (expense):
  Interest income (expense), net                                             4,670                    (3,626)
  Foreign currency exchange loss                                              (229)                     (638)
  Other non-operating income, net                                            2,777                     2,757
                                                                         ---------                 ---------
    Total other income (expense)                                             7,218                    (1,507)
                                                                         ---------                 ---------
Loss before income taxes                                                   (86,185)                  (67,370)
Income tax benefit (expense)                                                  (943)                    1,919
                                                                         ---------                 ---------
Net loss before minority interest                                          (87,128)                  (65,451)
Minority interest                                                              139                      (295)
                                                                         ---------                 ---------
Net loss                                                                 $ (86,989)                $ (65,746)
                                                                         ---------                 ---------
Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities                                                       109                       621
  Foreign currency translation adjustment                                        -                      (342)
                                                                         ---------                 ---------
Comprehensive loss                                                       $ (86,880)                $ (65,467)
                                                                         =========                 =========
Basic net loss per ordinary share                                        $   (0.09)                $   (0.07)
Diluted net loss per ordinary share                                      $   (0.09)                $   (0.07)
Basic net loss per ADS                                                   $   (0.88)                $   (0.66)
Diluted net loss per ADS                                                 $   (0.88)                $   (0.66)
Ordinary shares (in thousands) used in per ordinary
 share calculation:
- basic                                                                    988,889                   991,362
- effect of dilutive options                                                     -                         -
                                                                         ---------                 ---------
- diluted                                                                  988,889                   991,362
                                                                         =========                 =========
ADS (in thousands) used in per ADS calculation:
- basic                                                                     98,889                    99,136
- effect of dilutive options                                                     -                         -
                                                                         ---------                 ---------
- diluted                                                                   98,889                    99,136
                                                                         =========                 =========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2001 AND SEPTEMBER 30, 2002
                           IN THOUSANDS OF US DOLLARS

                                                          DECEMBER 31,   SEPTEMBER 30,
                                                             2001           2002
                                                          ------------   -------------
ASSETS
Current assets:
 Cash and cash equivalents                                  $115,214       $192,790
 Accounts receivable, net                                     25,584         46,710
 Amounts due from ST and ST affiliates                         1,793          3,333
 Other receivables                                             6,047          7,764
 Inventories                                                   7,262         10,354
 Marketable securities                                         3,680         11,136
 Prepaid expenses                                             20,737         14,106
 Other current assets                                          1,067          5,217
                                                            --------      ---------
   Total current assets                                      181,384        291,410
Property, plant and equipment, net                           347,262        376,394
Marketable securities                                         20,121         31,713
Prepaid expenses                                              14,486          5,811
Goodwill                                                       1,321          1,321
Other assets                                                  12,004         25,070
                                                            --------      ---------
   Total Assets                                             $576,578      $ 731,719
                                                            ========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short term borrowings                                      $      -      $     962
 Current installments of long-term debt                       14,045         15,601
 Current obligations under capital leases                      2,564          6,458
 Accounts payable                                             13,692         11,774
 Amounts due to ST and ST affiliates                           2,473          1,998
 Accrued operating expenses                                   14,684         21,009
 Other payables                                               23,051         32,381
 Income taxes payable                                          1,428            890
                                                            --------       --------
    Total current liabilities                                 71,937         91,073
Other non-current liabilities                                  4,605          5,000
Obligations under capital leases                               7,689          6,747
Long-term debt, excluding current installments                14,045         10,353
Convertible notes                                                  -        203,394
                                                            --------       --------
    Total liabilities                                         98,276        316,567
Minority interests                                            25,507         25,485

Shareholders' equity:

Share capital                                                159,961        160,292
Additional paid-in capital                                   387,652        389,660
Accumulated other comprehensive loss                          (9,941)        (9,662)
Retained deficit                                             (84,877)      (150,623)
                                                            --------      ---------
    Total shareholders' equity                               452,795        389,667
                                                            --------      ---------
    Total Liabilities and Shareholders' Equity              $576,578      $ 731,719
                                                            ========      =========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS


                                                                          FOR THE NINE MONTHS
                                                                          ENDED SEPTEMBER 30,
                                                                        ----------------------
                                                                           2001         2002
                                                                        --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                $(86,989)    $(65,746)
Adjustments to reconcile net loss to net cash provided by
 (used in) operating activities:
  Depreciation and amortization                                           93,361       93,264
  Loss on sale of property, plant and equipment                              111          781
  Accretion of discount on convertible notes                                   -        3,394
  Deferred income taxes                                                     (538)      (2,772)
  Non-cash compensation                                                        -        1,023
  Exchange loss                                                              218          392
  Minority interest in income (loss) in subsidiary                          (139)         295
  Others                                                                     (37)         (81)
Changes in operating working capital:
  Accounts receivable                                                     33,114      (20,968)
  Amounts due from ST and ST affiliates                                    6,724       (1,636)
  Inventories                                                              7,696       (3,092)
  Other receivables, prepaid expenses and other assets                    11,469         (516)
  Accounts payable, accrued operating expenses and
   other payables                                                        (28,147)       2,602
  Amounts due to ST and ST affiliates                                       (799)        (506)
                                                                        --------     --------
Net cash provided by operating activities                                 36,044        6,434
                                                                        --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities                   20,181      112,629
Purchases of marketable securities                                        (8,743)    (130,390)
Proceeds from maturity of short-term deposits                             10,000            -
Acquisition of subsidiary, net of cash acquired                            1,835            -
Purchases of property, plant and equipment                               (45,789)     (89,399)
Proceeds from sale of property, plant and equipment                        2,186          750
                                                                        --------     --------
Net cash used in investing activities                                    (20,330)    (106,410)
                                                                        --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt                                              (2,443)           -
Repayment of long-term debt                                              (14,711)     (14,321)
Proceeds from issuance of convertible notes                                    -      195,032
Proceeds from bank borrowings                                                  -       12,857
Increase in restricted cash                                                    -       (9,526)
Grants received                                                                -        1,150
Capital lease payments                                                         -       (8,843)
Proceeds from issuance of shares                                             738        1,295
                                                                        --------     --------
Net cash provided by (used in) financing activities                      (16,416)     177,644
                                                                        --------     --------

Net increase (decrease) in cash and cash equivalents                        (702)      77,668
Effect of exchange rate changes on cash and
 cash equivalents                                                           (257)         (92)
Cash and cash equivalents at beginning of the period                     141,733      115,214
                                                                        --------     --------
Cash and cash equivalents at end of the period                          $140,774     $192,790
                                                                        ========     ========

SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for:
 Interest                                        $  1,418     $  2,964
 Income taxes                                    $  2,971     $  1,319

See accompanying notes to unaudited condensed consolidated financial statements.


ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.   BUSINESS AND ORGANIZATION

     ST Assembly Test Services Ltd is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. The Company, with its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, Taiwan and Germany, offers full back-end turnkey solutions to customers worldwide. The Company also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages, to serve some of the world's technological leaders.

     The Company was incorporated in Singapore in October 1994. As of September 30, 2002, we were 71.79% owned by Singapore Technologies Pte Ltd and its affiliates.


2.   BASIS OF PRESENTATION

     The interim condensed consolidated financial statements are prepared in accordance with US GAAP and reflect normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


3.   PRINCIPLES OF CONSOLIDATION

     The accompanying interim condensed consolidated financial statements include the financial statements of ST Assembly Test Services Ltd and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.


4.   USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Actual results could differ from these estimates.


5.   SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the three-month periods ended September 30, 2001 and September 30, 2002, the five largest customers collectively accounted for approximately 74.3% and 63.2% of revenues, respectively. During the nine-month periods ended September 30, 2001 and September 30, 2002, the five largest customers collectively accounted for approximately 66.6% and 65.5% of revenues, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company's major customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

6.   RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the state of the semiconductor industry and the demand for end-use applications products such as communications equipment and personal computers, pricing pressures and declines in average selling prices, reliance on a small group of principal customers, decisions by customers to discontinue outsourcing of test and assembly services, changes in customer order patterns, rescheduling or canceling of customer orders, changes in product mix, capacity utilization, availability of financing, level of competition, continued success in technological innovations, delays in acquiring or installing new equipment, shortages in supply of key components, exchange rate fluctuations, litigation and fluctuations in quarterly operating results.


7.   DERIVATIVE INSTRUMENTS

     The Company uses derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to reduce the financial risks associated with certain assets and liabilities and does not use them for trading or speculative purposes.

     The Company entered into foreign currency contracts to mitigate financial risks associated with employee costs, materials costs and other costs denominated in Singapore dollars and New Taiwan dollars. Hedge accounting has not been applied in respect of these instruments. These instruments are carried at fair value in "Other current assets" on the Company's balance sheet. Gains and losses on these instruments are included in foreign currency exchange gain or loss.

     In addition in March 2002, the Company entered into an interest rate swap contract related to an investment made in a marketable debt security. Hedge accounting has not been applied in respect of the interest rate swap. Gains and losses related to this instrument are included in other non-operating income. The swap matured in the quarter ended September 30, 2002.


8.   INVENTORIES

     Inventories at December 31, 2001 and September 30, 2002 consist of (in thousands):

                                           DECEMBER 31,  SEPTEMBER 30,
                                              2001           2002
                                           ------------  ------------
Raw materials                                $ 8,687       $ 9,677
Factory supplies                               1,352         1,109
Work-in-progress                               1,580         2,579
Finished goods                                   736           367
                                             -------       -------
                                              12,355        13,732
Allowance for inventory obsolescence          (5,093)       (3,378)
                                             -------        ------
                                             $ 7,262       $10,354
                                             -------       -------

9.   STOCK OPTION PLAN

     The Company measures stock-based employee compensation cost for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations. Had the Company determined compensation for the Share Option Plan under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", the Company's net loss would have been increased to the pro forma amounts indicated below:

                                      FOR THE THREE MONTHS        FOR THE NINE MONTHS
                                       ENDED SEPTEMBER 30,        ENDED SEPTEMBER 30,
                                     ---------------------       ---------------------
                                        2001         2002           2001         2002
                                     ---------    --------       ---------    --------

Net loss:
As reported                          $(32,299)    $(17,628)      $ (86,989)   $(65,746)
Pro forma                            $(36,839)    $(19,697)      $(100,287)   $(72,741)

Basic and diluted net loss
 per ordinary share:
As reported                          $  (0.03)    $  (0.02)      $   (0.09)   $  (0.07)
Pro forma                            $  (0.04)    $  (0.02)      $   (0.10)   $  (0.07)

Basic and diluted net loss
 per ADS:
As reported                          $  (0.33)    $  (0.18)      $   (0.88)   $  (0.66)
Pro forma                            $  (0.37)    $  (0.20)      $   (1.01)   $  (0.73)



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULT OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                                THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                   SEPTEMBER 30,               SEPTEMBER 30,
                                                               ---------------------        --------------------
                                                                 2001          2002          2001          2002
                                                               ------         ------        ------        ------
                                                                        (AS A PERCENTAGE OF NET REVENUES)
Net revenues                                                    100.0%         100.0%        100.0%        100.0%
Cost of revenues                                               (178.3)        (103.1)       (148.1)       (116.0)
                                                               ------          -----         -----         -----
Gross loss                                                      (78.3)          (3.1)        (48.1)        (16.0)
                                                               ------          -----         -----         -----
Operating expenses:
  Selling, general and administrative                            28.3           14.6          25.6          17.6
  Research and development                                       13.6            7.9           9.7           8.9
  Others, net                                                     0.1            0.7           0.1           0.3
                                                               ------          -----         -----         -----
    Total operating expenses                                     42.0           23.2          35.4          26.8
                                                               ------          -----         -----         -----
Operating loss                                                 (120.3)         (26.3)        (83.5)        (42.8)
Other income (expense):
  Interest income (expense), net                                  4.1           (2.9)          4.2          (2.4)
  Foreign currency exchange loss                                 (2.0)          (2.0)         (0.2)         (0.4)
  Other non-operating income, net                                 3.0            0.9           2.5           1.8
                                                               ------          -----         -----         -----
    Total other income (expense)                                  5.1           (4.0)          6.5          (1.0)
                                                               ------          -----         -----         -----
Loss before income taxes                                       (115.2)         (30.3)        (77.0)        (43.8)
Income tax benefit (expense)                                     (0.4)           2.5          (0.8)          1.2
                                                               ------          -----         -----         -----
Net loss before minority interest                              (115.6)         (27.8)        (77.8)        (42.6)
Minority interest                                                 0.5           (0.1)          0.1          (0.1)
                                                               ------          -----         -----         -----
Net loss                                                       (115.1)         (27.9)        (77.7)        (42.7)
                                                               ------          -----         -----         -----
Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities                                          0.1            0.2           0.1           0.4
  Foreign currency translation adjustment                           -           (1.8)            -          (0.3)
                                                               ------          -----         -----         -----
Comprehensive loss                                             (115.0)%        (29.5)%       (77.6)%       (42.6)%
                                                               ------          -----         -----         -----


THREE MONTHS ENDED SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2002

NET REVENUES. Net revenues increased 125.1% from $28.0 million in the three months ended September 30, 2001 to $63.1 million in the three months ended September 30, 2002. The increase in net revenues was due to an increase in unit shipments and higher average selling prices for both test and assembly businesses. Winstek Semiconductor Corporation ("Winstek"), a subsidiary acquired in the third quarter of 2001, contributed $5.6 million to net revenues in the current quarter compared to $0.3 million in the same quarter a year ago. Net revenues from test services increased 152.6% from $13.7 million in the three months ended September 30, 2001 to $34.6 million in the three months ended September 30, 2002. Net revenues from assembly services increased 99.3% from $14.3 million in the three months ended September 30, 2001 to $28.5 million in the three months ended September 30, 2002.

COST OF REVENUES AND GROSS LOSS. Cost of revenues increased from $50.0 million in the three months ended September 30, 2001 to $65.1 million in the three months ended September 30, 2002. Cost of revenues as a percentage of sales decreased from 178.3% in the three months ended September 30, 2001 to 103.1% in the three months ended September 30, 2002, resulting in a smaller gross loss in the current quarter. Gross loss in the current quarter was $2.0 million, or a gross margin of negative 3.1%, as compared to gross loss of $22.0 million, or a gross margin of negative 78.3%, in the same quarter a year ago. This improvement was due principally to higher net revenues and an increase in utilization rates in the current quarter.

Depreciation expense and cost of leasing testers (included in cost of revenues) was $29.1 million in the three months ended September 30, 2001, and $30.9 million in the three months ended September 30, 2002. This represented 103.9% of net revenues in the three months ended September 30, 2001 and 49.0% of net revenues in the three months ended September 30, 2002.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses which included stock-based compensation was $7.9 million or 28.3% of net revenues in the three months ended September 30, 2001, and $9.2 million or 14.6% of net revenues in the three months ended September 30, 2002. The increase was primarily due to a payment of $1.0 million by our controlling shareholder, Singapore Technologies Pte Ltd, to our former Chairman and Chief Executive Officer, Tan Bock Seng. The payment did not involve any cash outlay from us and was charged to the income statement as compensation expense and credited to shareholders' equity as "Additional Paid-in Capital". The increase was also due to increased expenses associated with higher volumes.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 30.6% from $3.8 million or 13.6% of net revenues, in the three months ended September 30, 2001, to $5.0 million, or 7.9% of net revenues, in the three months ended September 30, 2002. The increase was primarily due to additional investment in advanced packaging technologies.

NET INTEREST INCOME (EXPENSE). Net interest income decreased from $1.2 million in the three months ended September 30, 2001 to net interest expense of $1.8 million in the three months ended September 30, 2002. Net interest income of $1.2 million in the three months ended September 30, 2001 consisted of interest income of $1.5 million and interest expense of $0.3 million. Net interest expense of $1.8 million in the three months ended September 30, 2002 consisted of interest income of $1.3 million and interest expense of $3.1 million. Interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The lower interest income earned in the current quarter was due primarily to the general decline in the interest rate environment. The higher interest expense was primarily due to our fixed interest convertible notes issued in March 2002.

FOREIGN CURRENCY EXCHANGE LOSS. We recognized exchange losses of $0.6 million and $1.3 million respectively for the three months ended 2001 and for the three months ended 2002 due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar, the Japanese yen and the New Taiwan dollar.

OTHER NON-OPERATING INCOME. Other non-operating income decreased from $0.8 million in the three months ended September 30, 2001 to $0.5 million in the three months ended September 30, 2002. The decrease was primarily due to the decrease in government grants for the purchase of equipment and training subsidies used for research and development activities.

INCOME TAX BENEFIT (EXPENSE). Income tax expense was $0.1 million and income tax benefit was $1.6 million in the three months ended September 30, 2001 and September 30, 2002, respectively. The income tax expense for both periods was primarily due to Singapore tax on interest income generated from investment of excess cash in fixed-term time deposits and marketable debt securities. Income tax expense was net of a deferred income tax benefit of $0.2 million in the three months ended September 30, 2001 and $1.8 million in the three months ended September 30, 2002.

The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from our pioneer trade (test and assembly services including wafer probe) is exempt from Singapore income tax, subject to compliance with certain conditions. The pioneer status exemption does not apply to interest income earned and such interest income is subject to tax at the applicable corporate income tax rate.


NINE MONTHS ENDED SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2002

NET REVENUES. Net revenues increased 37.4% from $111.9 million in the nine months ended September 30, 2001 to $153.8 million in the nine months ended September 30, 2002. The increase in net revenues was due to an increase in unit shipments in both test and assembly, partially offset by the decrease in average selling prices for both test and assembly businesses in the first half of 2002. In addition, Winstek Semiconductor Corporation, a subsidiary acquired in the third quarter of 2001, contributed $11.8 million to net revenues in the nine months ended September 30, 2002. Net revenues from test services increased 50.5% from $51.7 million in the nine months ended September 30, 2001 to $77.8 million in the nine months ended September 30, 2002. Net revenues from assembly services increased 26.2% from $60.2 million in the nine months ended September 30, 2001 to $76.0 million in the nine months ended September 30, 2002.

COST OF REVENUES AND GROSS LOSS. Cost of revenues increased 7.6% from $165.8 million in the nine months ended September 30, 2001 to $178.4 million in the nine months ended September 30, 2002. Cost of revenues as a percentage of sales decreased from 148.1% in the nine months ended September 30, 2001 to 116.0% in the nine months ended September 30, 2002, resulting in a smaller gross loss in the current nine-month period. Gross loss in the current nine-month period was $24.6 million, or a gross margin of negative 16.0%, as compared to gross loss of $53.8 million, or a gross margin of negative 48.1%, in the same nine-month period a year ago. This improvement was due principally to higher net revenues and an increase in utilization rates.

Depreciation expense and cost of leasing testers (included in cost of revenues) was $88.7 million, or 79.3% of net revenues in the nine months ended September 30, 2001 and $86.8 million, or 56.4% of net revenues in the nine months ended September 30, 2002.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses which included stock-based compensation decreased 5.4% from $28.6 million or 25.6% of net revenues in the nine months ended September 30, 2001 to $27.0 million or 17.6% of net revenues in the nine months ended September 30, 2002. The decrease in selling, general and administrative expenses was a result of on-going cost reduction initiatives. This was partially offset by a payment of $1.0 million in third quarter 2002 by our controlling shareholder, Singapore Technologies Pte Ltd, to our former Chairman and Chief Executive Officer, Tan Bock Seng. The payment did not involve any cash outlay from us and was charged to the income statement as compensation expense and credited to shareholders' equity as "Additional Paid-in Capital".

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 26.1% from $10.8 million, or 9.7% of net revenues, in the nine months ended September 30, 2001, to $13.7 million, or 8.9% of net revenues, in the nine months ended September 30, 2002. The increase was primarily due to additional investment in advanced packaging technologies and new capabilities such as wafer bumping.

NET INTEREST INCOME (EXPENSE). Net interest income was $4.7 million in the nine months ended September 30, 2001 compared to net interest expense of $3.6 million in the nine months ended September 30, 2002. Net interest income of $4.7 million in the nine months ended September 30, 2001 consisted of interest income of $5.7 million and interest expense of $1.0 million. Net interest expense of $3.6 million in the nine months ended September 30, 2002 consisted of interest income of $3.5 million and interest expense of $7.1 million in the nine months ended September 30, 2002. Interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The lower interest income earned in the current nine month was due primarily to the general decline in the interest rate environment. The higher interest expense was primarily due to our fixed interest convertible notes issued in March 2002.

FOREIGN CURRENCY EXCHANGE LOSS. We recognized exchange losses of $0.2 million and $0.6 million respectively for the nine months ended September 30, 2001 and for the nine months ended September 30, 2002 due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar, the Japanese yen and the New Taiwan dollar.

OTHER NON-OPERATING INCOME. Other non-operating income was $2.8 million for both nine-month periods ended September 30, 2001 and September 30, 2002. In the nine-month period ended September 30, 2002, this comprised mainly government grants for the purchase of equipment and training subsidies used for research and development activities, sale of scrap materials and a gain arising from an interest-rate swap transaction in respect of a marketable debt security. In the nine-month period ended September 30, 2001, this comprised mainly government grants for the purchase of equipment and training subsidies used for research and development activities and sale of scrap materials.

INCOME TAX BENEFIT (EXPENSE). Income tax expense was $0.9 million and income tax benefit was $1.9 million in the nine months ended September 30, 2001 and September 30, 2002, respectively. The income tax expense for both periods was due to Singapore tax on interest income generated principally from investment of excess cash in fixed-term time deposits and marketable debt securities. Income tax expense was net of a deferred income tax benefit of $0.5 million for the nine months ended September 30, 2001 and $2.6 million for the nine months ended September 30, 2002.

The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from our pioneer trade (test and assembly services including wafer probe) is exempt from Singapore income tax, subject to compliance with certain conditions. The pioneer status exemption does not apply to interest income earned and such interest income is subject to tax at the applicable corporate income tax rate.


LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2002, our principal sources of liquidity included $192.8 million in cash and cash equivalents and $42.8 million in marketable securities. In addition, we have $20.0 million of banking and credit facilities consisting of short-term advances and bank guarantees of which we had utilized $0.6 million in the form of bank guarantees as of September 30, 2002. Interest on any future borrowings under the unutilized facilities will be charged at the bank's prevailing rate. As of September 30, 2002, our subsidiary, Winstek, has NT$175.7 million (or approximately $5.0 million, based on the Noon Buying Rate in the City of New York on September 30, 2002 of NT$34.92 to US$1.00) of unutilized working capital facilities from various banks and financial institutions.

As of September 30, 2002, we had borrowings totaling $243.5 million, comprising primarily $203.4 million due to our convertible note holders, $14.5 million outstanding on a loan from EDB, a related party, obligations under capital leases amounting to $13.2 million and bank borrowings of $12.4 million taken up by our subsidiary, Winstek.

The long-term loan agreement was entered into with EDB on June 5, 1998 for a sum of S$90 million. The loan is denominated in Singapore dollars, payable semi-annually and bears interest at 1% over the prevailing annual interest rate declared by the Central Provident Fund Board ("CPF Board"), a statutory board of the Government of Singapore. The interest rate declared by the CPF Board was 2.5% at September 30, 2002. The principal amount is repayable over seven equal semi-annual installments commencing from September 2000 and ending in September 2003. The loan is guaranteed by Singapore Technologies Pte Ltd. The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case, without prior lender consent. The capital leases and bank borrowings were taken up to finance the purchase of new testers and for working capital requirements.

In March, 2002, the Company issued $200 million of senior unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company's ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs), each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if the Company's shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.91% per year to the redemption date.

Net cash provided by operating activities totaled $6.4 million for the nine months ended September 30, 2002 and $36.0 million for the nine months ended September 30, 2001. Net cash provided by operating activities of $6.4 million for the nine months ended September 30, 2002 was primarily due to net loss before the effects of depreciation and amortization of $93.3 million, partially offset by negative working capital changes arising principally from an increase in accounts receivable as a result of higher net revenues. The net cash provided by operating activities of $36.0 million for the nine months ended September 30, 2001 was primarily due to positive working capital changes resulting mainly from the timing of payments to suppliers and collection of accounts receivable.

Net cash used in investing activities totaled $106.4 million for the nine months ended September 30, 2002 and $20.3 million for the nine months ended September 30, 2001. The net cash used in investing activities of $106.4 million for the nine months ended September 30, 2002 consisted primarily of capital expenditures of $89.4 million and purchases of marketable debt securities of $130.4 million. These were reduced by receipts of $112.6 million from the maturity or sale of marketable debt securities. The net cash used in investing activities of $20.3 million for the nine months ended September 30, 2001 consisted of capital expenditures of $45.8 million and purchase of marketable debt securities of $8.7 million. These were reduced by receipts of $20.2 million from the maturity of marketable debt securities, $10.0 million from the maturity of short-term deposits, $1.8 million from the acquisition of Winstek and $2.2 million from the disposal of equipment.

Capital expenditures were mainly for additions of wafer bumping equipment, high-end testers, fine pitch wirebonders, peripherals, equipment upgrades and IT systems enhancements. Year-to-date capital expenditures amounted to $112.4 million. Our budget for capital expenditures for the year 2002 is $150 million, compared to actual expenditures of $62.4 million in 2001. From time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future businesses. Some of these acquisitions or investments could be material.

Net cash provided by financing activities was $177.6 million for the nine months ended September 30, 2002, compared to net cash used in financing activities of $16.4 million for the nine months ended September 30, 2001. Cash provided by financing activities of $177.6 million for the nine months ended September 30, 2002 consisted of net proceeds from the issuance of convertible notes in March 2002 of $195.0 million, bank borrowings of $12.9 million, receipt of government grants of $1.2 million and proceeds from the issuance of shares of $1.3 million. These were reduced by the repayment of installments due on the long-term EDB loan of $14.3 million, cash pledged against borrowings of $9.5 million and payments for capital leases of $8.8 million. Cash used in financing activities for the nine months ended September 30, 2001 consisted mainly of the repayment of installment due on the long-term EDB loan and the repayment of bank loans amounting to $2.4 million by Winstek.

FOREIGN CURRENCY EXCHANGE EXPOSURE

We experience foreign currency exchange gains and losses arising from transactions in currencies, principally the Singapore dollar, the Japanese yen and the New Taiwan dollar, other than our functional currency, the U.S. dollar, which we use for the majority of our operations.

We have adopted a foreign currency hedging policy and may utilize foreign currency swaps, foreign currency contracts and options. The goal of the hedging policy is to effectively manage risks associated with fluctuations in foreign currency exchange rates and interest rates. However, we cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations.

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